Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our historical ratios of earnings to fixed charges requirement for the periods indicated are set forth in the table below.  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges.  Fixed charges consist of interest expense on deposits and borrowings. We paid no preferred stock dividends during any period presented, and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
			(Dollars in thousands)
Earnings
Income before Provision for Income Taxes	$8,603	$3,129	$13,421	$12,604	$14,047	$16,543	$10,922
Add: Fixed Charges	3,129	2,136	10,022	7,507	6,751	6,241	7,526
Total Earnings	$11,732	$5,265	$23,443	$20,111	$20,798	$22,784	$18,448

Fixed Charges
Interest Expense on Deposits	$2,276	$1,691	$7,517	$6,101	$5,478	$5,063	$6,794
Interest Expense on Borrowings	853	445	2,505	1,406	1,273	1,178	732
Total Fixed Charges	$3,129	$2,136	$10,022	$7,507	$6,751	$6,241	$7,526

Ratio of Earnings to Fixed Charges (Including Deposit Interest)	3.75	x	2.46	x	2.34	x	2.68	x	3.08	x	3.65	x	2.45	x
Ratio of Earnings to Fixed Charges (Excluding Deposit Interest)	13.75	x	11.83	x	9.36	x	14.30	x	16.34	x	19.34	x	25.20	x